Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$6,335	$6,729	$8,804	$4,052	$1,442	$9,184	$3,729
Less: Undistributed income (loss) from equity investees	499	540	669	587	377	180	424

Adjusted earnings before fixed charges	$5,836	$6,189	$8,135	$3,465	$1,065	$9,004	$3,305

Add: fixed charges
Interest and debt issue costs (1)	$1,269	$950	$1,257	$1,352	$1,389	$1,666	$1,565

Estimated interest component of rent expense	18	26	28	32	28	34	50
Interest credited to bank deposits	—	—	—	2	78	95	137
Interest credited to policyholder account balances	3,940	4,995	6,943	8,179	7,729	5,603	4,919

Total fixed charges	$5,227	$5,971	$8,228	$9,565	$9,224	$7,398	$6,671

Preferred stock dividends (2)	154	128	169	146	134	385	173

Total fixed charges plus preferred stock dividends	$5,381	$6,099	$8,397	$9,711	$9,358	$7,783	$6,844

Total earnings and fixed charges	$11,063	$12,160	$16,363	$13,030	$10,289	$16,402	$9,976

Ratio of earnings to fixed charges	2.12	2.04	1.99	1.36	1.12	2.22	1.50

Total earnings including fixed charges and preferred stock dividends	$11,217	$12,288	$16,532	$13,176	$10,423	$16,787	$10,149

Ratio of earnings to fixed charges and preferred stock dividends (1)	2.08	2.01	1.97	1.36	1.11	2.16	1.48

(1)	Interest costs include $10 million and $34 million related to variable interest entities for the nine months ended September 30, 2015 and 2014, respectively. Excluding these costs would not have a significant effect on the ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends for both the nine months ended September 30, 2015 and 2014. Interest costs include $38 million, $122 million, $163 million, $324 million and $411 million related to variable interest entities for the years ended December 2014, 2013, 2012, 2011 and 2010, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and a ratio of earnings to fixed charges including preferred stock dividends of 1.99 and 1.97, 1.37 and 1.36, 1.12 and 1.12, 2.49 and 2.40, and 1.53 and 1.51 for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

(2)	For the nine months ended September 30, 2015, preferred stock dividends includes the repurchase premium of $59 million associated with the repurchased and canceled 6.50% non-cumulative Series B preferred stock. For the year ended December 31, 2011, preferred stock dividends includes the repurchase premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.